EXHIBIT 4.6

DESCRIPTION OF COMMON STOCK

Our only class of security registered pursuant to Section 12(g) of the Securities Exchange Act is our common stock, $0.001 par value per share. 100,000,000 shares of common stock are authorized.

The holders of the Common Stock have equal ratable rights to dividends from funds legally available if and when declared by the Registrant’s board of directors (the “Board”) and are entitled to share ratably in all of the Registrant’s assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our affairs. The Common Stock does not provide the right to preemptive, subscription or conversion rights. Shares of the Common Stock are non-assessable and are not subject to any redemption or sinking fund provisions or rights. The Common Stockholders are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.